Filed Pursuant to Rule 253(g)(2)

File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 2 DATED OCTOBER 1, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 21, 2024

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions;
●	Update our management; and
●	Update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”), which terminated on June 20, 2024. On August 21, 2024, we commenced our second follow-on offering (the “Second Follow-on Offering”) (together with the Offering and the Follow-on Offering, the “Offerings”). We are offering in this Second Follow-on Offering up to $71,628,340 in shares of our common stock, which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 in shares of our common stock. As of August 31, 2024, we had raised total aggregate gross offering proceeds of approximately $64,375,000 and had issued approximately 6,192,000 shares of common stock in the Offerings, purchased by approximately 3,600 unique investors.

In addition, as of the date of this supplement, we are receiving requests for the repurchase of our shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to 5.0% of the weighted average number of shares of common stock outstanding during the prior calendar year. In accordance with our share repurchase program, such share repurchase requests are honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Stock – Quarterly Share Repurchase Program.”

Distributions

On June 28, 2024, our board of directors authorized a daily cash distribution of our common stock to stockholders of record as of the close of business on each day of the periods beginning July 1, 2024 and ending on July 31, 2024 and beginning on August 1, 2024 and ending on August 31, 2024 (of $0.0012020548 per share from July 1, 2024 to August 8, 2024, and of $0.0011268493 per share from August 9, 2024 to August 31, 2024), and of $0.0011268493 per share of our common stock to stockholders of record as of the close of business on each day of the period beginning September 1, 2024 and ending on September 30, 2024 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before October 15, 2024.

This distribution equates to approximately 4.5% on an annualized basis assuming a $9.75 per share net asset value (“NAV”) (the then-current purchase price for the Distribution Periods from July 1, 2024 to August 8, 2024), calculated for the Distribution Periods beginning July 1, 2024 and ending on July 31, 2024 and beginning on August 1, 2024 and ending on August 31, 2024, and approximately 4.5% on an annualized basis assuming a $9.14 per share NAV (the current purchase price effective August 9, 2024) calculated for the Distribution Period beginning September 1, 2024 and ending on September 30, 2024. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Management

The following information supersedes and replaces the table of our executive officers and directors in the section of the Offering Circular captioned “Management – Executive Officers and Directors”:

Name	Age*	Position
Jilliene Helman	37	Chief Executive Officer
Kevin Moclair	51	Chief Accounting Officer and Treasurer
Eric Levy	37	Secretary
Flynann Janisse	55	Independent Director
Louis S. Weeks	71	Independent Director

*As of August 21, 2024.

The following information supplements, and should be read in conjunction with the section of our Offering Circular captioned “Management – Executive Officers and Directors”:

Eric Levy has served as our Secretary since September 2024. Mr. Levy also serves as our Manager’s Managing Director since April 2024. Previously, he served as our Manager’s Vice President, Portfolio Manager from January 2019 to March 2024. Mr. Levy is responsible for portfolio and asset management for debt and equity assets held by us and by RealtyMogul Income REIT, LLC. From April 2013 to September 2017, Mr. Levy served as Strategic Projects Manager at World Class Capital Group, a national real estate investment firm focused on acquiring, developing and managing real estate with over $1.2 billion in assets under management. In that role, he led the asset management of over 2.3 million square feet of retail and office properties, oversaw capital improvement plans for over 4.5 million square feet of self-storage facilities, managed portfolio-wide investor reporting and investor relationships and helped to develop the operational infrastructure of the company. From August 2010 to March 2013, Mr. Levy served as Senior Paralegal – M&A, Real Estate, Credit at Willkie, Farr & Gallagher LLP. Mr. Levy has more than ten years of experience in commercial real estate. Mr. Levy has a Bachelor of Arts degree from the University of Wisconsin-Madison.

The following information supersedes and replaces the second paragraph of the section of our Offering Circular captioned “Management – Executive Officers of our Manager”:

Biographical information for Ms. Helman and Messrs. Moclair and Levy is provided above under the caption “— Executive Officers and Directors.”

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of September 30, 2024, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $274 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $438 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our Offering Circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000149315224033454/form253g2.htm.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Acquisitions

Rose Hill Townhomes & Villas – Reynoldsburg, Ohio

On September 26, 2024, we acquired a $1,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Rose Hill Townhomes & Villas, a 132-unit, Class B garden and ranch apartment community (the “Rose Hill Property”) in Reynoldsburg, Ohio, located in the Columbus, Ohio Metropolitan Statistical Area. In connection with the Equity Investment, the entity assumed a loan from an unaffiliated lender in the amount of $10,035,289 and received supplemental financing from the same lender in the amount of $2,827,000 (collectively, the “Rose Hill Loan”). The Rose Hill Loan has a five-year term, with a maturity date of October 2029. The Rose Hill Loan also has a blended fixed-interest rate of 4.48% and is currently amortizing. In addition, approximately $4,435,000 is being invested through private offerings sponsored by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities and investors in the private offerings will be entitled to certain rights and fees in connection with this investment. Our underwriting for the Property projects a property-level gross 7.3% cash-on-cash return over a 3.00-year hold period. There can be no assurance that these projections and returns will be achieved. For more information, see the “Investment Objectives and Strategy – Investment Strategy” section of our Offering Circular.

Built in 1992, the Property consists of 132 residential units, including 72 traditional two-bedroom, and 60 ranch-style two-bedroom units. The seller of the Property had renovated 28 units to date with varying renovation scopes. The business plan is to renovate all ranch-style units at the Property with the most comprehensive renovation scope design, and implement a lighter renovation to the conventional units, as well as refreshing the Property’s exterior and amenities. RM Communities also plans to modernize the current 54 detached garages to include more desirable and convenient feature for residents while increasing the monthly cost of these garages to match the surrounding market. Finally, RM Communities plans to add in-unit laundry appliances to all units as well as a bulk-internet service to provide an amenity that better competes with newer vintage properties in this submarket. We believe the renovation plan should allow the Property to achieve competitive rents for this submarket.

The Property has been owned and operated by the same local owner-operator for nearly 20 years, and we believe the Property was historically not run for maximum profitability, as evidenced by exceptionally high retention rates, strong occupancy, and rents well below surrounding competitors. Consequently, we believe the Property presents incredible upside and is ideally primed for an exterior refresh and interior value-add renovation program.

The Property is situated within Columbus, operating adjacent to I-270 and near major employment centers including Defense Supply Center Columbus, Mount Carmel East Hospital, and a pocket of warehouse/distribution centers surrounding John Glenn International Airport. The Property’s proximity to I-270 offers exceptional connectivity to the entire city. Downtown Columbus is a short 15-minute drive, and the Property is 20 minutes from Intel’s new semi-conductor facility that is expected to generate more than 20,000 jobs. Reynoldsburg school district also boasts one of the highest graduation rates in the county (95%) with a leading gifted student program per the Ohio Department of Education, making it a highly sought-after school district for families.

The entity will be managed by Rose Hill Investors GP, LLC, a limited liability company that represents a partnership between an unaffiliated third party private real estate firm, and RM Communities Rose Hill GP, LLC (“RM Communities Rose Hill GP”) an affiliate of our Manager and a wholly-owned subsidiary of RM Communities. RM Communities and RM Communities Rose Hill GP will be entitled to certain fees in connection with this transaction. RM Communities Rose Hill GP will also serve as the sponsor of this transaction.

RM Communities is a wholly-owned subsidiary of RealtyMogul, Co., one of the leading real estate technology platforms. RM Communities is an owner/operator of multifamily assets with an investment strategy of delivering strong risk-adjusted returns across a variety of multifamily assets from new construction to value-add 80s and 90s vintage. RM Communities has executed this strategy through growing its real estate portfolio to include over 2,000 multifamily units and nearly $375 million in real estate with a fully dedicated team of acquisitions, underwriting and asset management professionals.

The Property will be managed by an experienced property management company, Crawford Hoying, who has managed the Property since 2004 and is deeply experienced in completing value-add projects at the Property. Crawford Hoying as a vertically-integrated company that currently manages 19M SF nationwide, including 9 multifamily properties in Columbus. We believe Crawford Hoying’s experience at the property and in the market will benefit RM Communities Rose Hill GP by providing continuity and proprietary knowledge. Due to Crawford Hoying remaining as the property manager, they have begun renovating units while the property has been under contract which should lead to higher rental income at takeover.

As stated above, RM Communities will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) an acquisition fee equal to 1.20% of the Property’s purchase price; (ii) a financing fee equal to 1.0% of any amount financed in connection with any refinancing or supplemental financing for the Property; (iii) an asset management fee equal to an annualized 0.90% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property; and (iv) a disposition fee equal to up to 0.5% of the gross sales proceeds upon sale, which is contingent upon investors having received a 7% accrued preferred return and a full return of capital. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities will also be entitled to a promoted interest in amounts equal to 15% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, our chief executive officer. We will not be subject to any such promoted interest.